Exhibit 12.1

CRESTWOOD EQUITY PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio)

	Three Months Ended June 30,				Six Months Ended June 30,
	2015		2014		2015		2014
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$(301.3)		$(3.1)		$(286.2)		$11.0
Add:
Fixed charges	39.8		36.0		77.7		71.2
Amortized capitalized interest	0.1		—		0.1		—
Distributed income of equity investees	6.4		—		6.4		—
Less:
Capitalized interest	(0.9)		(1.3)		(1.6)		(2.7)
Non-controlling interest in pre-tax income of subsidiary with no fixed charges	(5.7)		(3.7)		(11.3)		(6.8)
Total earnings available for fixed charges	$(261.6)		$27.9		$(214.9)		$72.7

Fixed charges:
Interest and debt expense	36.3		33.9		70.6		67.0
Interest component of rent	3.5		2.1		7.1		4.2
Total fixed charges	$39.8		$36.0		$77.7		$71.2

Ratio of earnings to fixed charges(1)	—	(2)	—	(2)	—	(2)	1.0

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax income from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)
Earnings for the three and six months ended June 30, 2015 were inadequate to cover fixed charges by approximately $301.4 million and $292.6 million. Earnings for the three months ended June 30, 2014 were inadequate to cover fixed charges by approximately $8.1 million.